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Exhibit 99.1

For Immediate Release
July 17, 2003

DRAXIS Licenses European Marketing Rights for Anipryl®
to Ceva Santé Animale

MISSISSAUGA, ONTARIO, July 17, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), through its animal health subsidiary, has granted an exclusive license for Europe to Ceva Santé Animale for the marketing and distribution of Anipryl® or the use of approved Anipryl® claims. Anipryl® is a selegiline product from DRAXIS for treating cognitive disorders in dogs.

Under the terms of the agreement, Ceva has the right to promote approved Anipryl® indications in Europe. Ceva currently markets a selegiline product in Europe known as Selgian®, which is indicated for the treatment of behavioural problems of emotional origin in dogs. Anipryl® is indicated for the treatment of canine Cushing's disease and canine cognitive dysfunction syndrome ("CDS").

The agreement further provides for Ceva to pay the DRAXIS subsidiary a percentage royalty on European sales of Anipryl and/or the use of Anipryl® claims, in addition to nominal milestone payments upon the regulatory approval of Anipryl® in the U.K. and in subsequent additional jurisdictions within the European Community.

DRAXIS and Ceva have also mutually agreed to discontinue the existing opposition proceedings between the parties that are before the European Patent Office relating to respective Selgian® and Anipryl® patent claims.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in excess of US$38 million in 2002.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS Licenses European Marketing Rights for Anipryl® to Ceva Santé Animale